VIA EDGAR

May 28, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Robert Shapiro, Senior Staff Accountant, Office of Trade & Services

Re:    Etsy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-36911

Dear Mr. Shapiro:

This letter is submitted on behalf of Etsy, Inc. (“Etsy” or the “Company”) in response to the letter dated May 5, 2020 from the Office of Trade & Services in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission relating to Etsy’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Annual Report”). For your convenience, the Staff’s comments are set forth in bold below, followed by Etsy’s response. Capitalized terms used but not otherwise defined herein are as defined in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2019
Management's Discussion and Analysis of Results of Operations and Financial Condition
Non-GAAP Financial Measures, page 59

1.    To avoid giving undue prominence to non-GAAP measures in your MD&A, please consider moving this section so that it follows results of operations disclosure.

In response to the Staff’s comment, the Company will move the location of its discussion of non-GAAP financial measures, which is currently contained on pages 59-61 of the 2019 Annual Report to follow the Results of Operations disclosure in the Company’s future Annual Reports on Form 10-K beginning with the year ending December 31, 2020. The Company notes that the non-GAAP financial measures section of its Form 10-Q periodic reports have historically followed its Results of Operations disclosure.

Comparison of Years Ended December 31, 2019 and 2018

Revenues, page 70

2.    We note that on July 16, 2018, you increased your seller transaction fee from 3.5% to 5%, and now apply it to the cost of shipping in addition to the cost of the item. We also note that GMS increased 26.5% in the year ended December 31, 2019. Please revise to quantify the impacts of changes in price and volume on your revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment #2 and comment #3 below. In response to the Staff’s comments, the Company will revise the disclosure in its Marketplace revenue discussion to provide additional clarity on the impact to revenue of changes in price and volume. The Company advises the Staff that the Company has only implemented one price change to date, which occurred in 2018. Further, the Company advises the Staff that, given the historical consistency of the average value of the products sold on its marketplaces, the volume driver of the Company’s Marketplace revenue is gross merchandise sales (“GMS”), which the Company defines as the total value of sales processed through its marketplaces. Further, the primary trends driving the Company’s Services revenue are GMS, the number of active sellers and the number of active buyers. For example, more sales on the Company’s platform are reflective of more services being utilized by Etsy sellers, which are a function of more sales occurring on the Company’s marketplaces, more sellers selling in the marketplaces and more active buyers purchasing in the marketplaces. It is trends relating to these key metrics that have corresponding material impact on the Company’s Services revenue.

Set forth below is an example of the Company’s proposed disclosure to address the Staff’s comments #2 and #3, relating to the description of material drivers of revenue as required under Item 303(a)(3)(i) and (iii) of Regulation S-K, as applied to the disclosure appearing on page 70 of the 2019 Annual Report. The Company will plan to include this disclosure in its future quarterly and annual periodic reports to be filed with the SEC.

Proposed disclosure addressing the Staff’s comment #2:

“Marketplace revenue increased $148.9 million, or 33.5%, to $593.6 million in the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily due to a 26.5% increase in GMS to a total of $5.0 billion for the year ended December 31, 2019. Marketplace revenue increased at a faster rate than GMS primarily driven by our 2018 pricing changes, which drove approximately 30% of the overall increase in Marketplace revenue. To a lesser extent, Marketplace revenue also increased following the acquisition of Reverb."

Proposed disclosure addressing the Staff’s comment #3:

"Services revenue increased $65.8 million, or 41.4%, to $224.7 million in the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily due to an increase in advertising revenue, which was due to a 26.5% increase in GMS, as well as a 27.6% increase in Active Sellers and 17.5% increase in Active Buyers. To a lesser extent, the increase in advertising revenue was also driven by the treatment of Google Shopping in our revenue. With the shift to Etsy Ads, amounts spent on Google Shopping, which were previously recorded on a net basis in Other revenue, are recorded on a gross basis in Services revenue with an offsetting expense recorded in cost of revenue."

3.    We note your disclosure of percentage changes in various components of marketplace and services revenues, such as the 48.9% increase in transaction revenue and the 25.7% increase in payments revenue. The presentation of these percentages absent absolute dollar amounts do not provide sufficient context for understanding the magnitude of the changes on your results. Please revise to provide absolute dollar amounts for material components of your revenues to provide context for these percentage changes. Refer to Item 303(a)(3)(i) of Regulation S-K.

Please see the Company’s response to the Staff’s comment #2 above, which incorporates the Company’s response to this comment #3.

4.    Your discussion and analysis of revenue begins with three paragraphs discussing metrics such as gross merchandise sales (GMS) and active users in narrative form. While we understand you believe these metrics are important to understanding changes in revenue, we believe your disclosure could be made more clear if these metrics were presented in tabular form after revenue in the leading table in this section with the remaining narrative text focused on explaining why revenue results (and the related metrics) changed. We also believe your narrative discussion should give prominence to the discussion of revenue, with metrics being discussed secondarily to explain the changes in revenue as applicable.

In response to the Staff’s comment, the Company will revise its discussion of the Revenue portion of its Results of Operations disclosure in its future periodic filings, beginning with the Company’s Form 10-Q for its second quarter 2020 ending June 30, 2020. The Company advises the Staff that it will move the paragraphs relating to GMS to the Key Operating and Financial Metrics discussion, where these metrics are shown in tabular form in the first instance. Additionally, the Company will begin the narrative text under the revenue table with a discussion of the changes in revenue and the drivers of those changes, incorporating the related metrics that are material drivers of the changes in revenue into such discussion for the relevant period, which the Company has illustrated in its response to comments #2 and #3 above.

Notes to the Consolidated Financial Statements
Note 2 - Revenue, page 110

5.    Please tell us whether this table is intended to provide disclosure of revenue on a disaggregated basis pursuant to ASC 606-10-50-5. We note from your disclosure in the business section on page 2 and from your results of operations on page 70 that your marketplace revenue includes separate amounts for transaction fees, listing fees, and payment processing fees. We also note that services revenue includes separate amounts for advertising and shipping labels. Finally, we note from your results of operations disclosure that revenue growth from these various types of service fees increased at varying rates, ranging from approximately 17% to over 51% (based on available percentages disclosed). Please tell us how you considered these different types of service fees, some of which we note you adjust from time to time, when determining your disaggregated revenue disclosure. Refer to ASC 606-10-50-5 to 7 and 55-89 to 91.

The Company acknowledges the Staff’s comment and confirms that the revenue table is intended to provide disclosure of revenue on a disaggregated basis pursuant to Accounting Standard Codification 606 (“ASC 606”).

Since the Company went public in April 2015, it has disaggregated revenue into Marketplace revenue and Services revenue, as the Company believes that this is the most accurate and meaningful depiction of how Etsy evaluates its business and that it complies with ASC 606.

Marketplace revenue currently consists of revenue derived from the Company’s core marketplace activities including listing items for sale, completing sales transactions, and payments processing. Services revenue consists of revenues derived from optional services that are not core to Etsy’s business. These optional services are purchased by our sellers and primarily include advertising and shipping labels. Marketplace revenue represented 72.5% of the Company’s total revenue in 2019, a significantly more material revenue stream overall than Services revenue, which represented 27.5% of total revenue in 2019.

The Company also discloses revenue disaggregated by geographic region in its Segment and Geographic Information (footnote 7) included in the 2019 Annual Report. Revenue is disaggregated between revenue earned in the United States and internationally based on the billing address of Etsy sellers. The Company believes that this is a meaningful disaggregation of revenue geographically, as the seller base is highly concentrated in the United States, with no other country making up more than 10% of the Company’s revenue. As such, no further disaggregation by geographic region was deemed necessary.

With respect to the guidance in ASC 606, the Company believes that this level of revenue disaggregation is the most meaningful representation of how Etsy manages its business based on the analysis below:

Nature
Revenue is derived from online services to the Company’s customers, who are sellers on the marketplaces. As noted above, Marketplace revenue consists of revenue that is derived from the Company’s core marketplace activities, and is therefore mandatory for users of the marketplace. Services revenue consists of optional services that a seller can elect to purchase.

Amount
There is a direct causal relationship between changes in GMS and changes in Marketplace revenue because Marketplace revenue is based on mandatory services. While there is generally a correlation between changes in GMS and Services revenue, it is not a causal relationship as the Company’s Services have an indirect relationship with changes in GMS because certain services generate revenue whether or not GMS is generated.

Timing
The Company’s primary performance obligation is to provide continuous access to its marketplaces and stand-ready to perform the Company’s integrated marketplace activities. As the performance obligation is satisfied through continuous service, the services are transferred to the seller over time, in daily increments, with Marketplace revenue recognized for the services that are provided each day. Services revenue represents optional services, that are each considered to be separately identifiable performance obligations, transferred to the seller at a point in time, with revenue recognized at that point in time.

Uncertainty
Uncertainty of revenue is not a distinguishing factor between any of the Company’s revenue categories.

Information regularly reviewed by the Chief Operating Decision Maker (“CODM”)
Josh Silverman, Etsy’s CEO and CODM, is primarily focused on GMS when evaluating Etsy’s business. GMS represents the total value of sales processed through Etsy’s marketplaces. The monthly CODM package is primarily focused on operating metrics, financial performance measures, highlighting GMS and to a lesser extent, revenue, as compared to forecast and prior year results. Separately the CODM reviews monthly financial results, periodic forecasts and annual budgets. There is no periodic narrative discussion of each of the revenue streams with the exception being if they represent a significant change with respect to revenue that is not correlated to GMS.

Disclosures Outside the Financial Statements
In the 2019 Annual Report, within Selected Consolidated Financial and Other Data and Key Operating and Financial Metrics sections, the Company discloses revenue disaggregated between Marketplace and Services. In the Results of Operations section of the Company’s Form 10-K, the Company has historically provided a discussion of the individual revenue streams included within Marketplace and Services revenue only to help describe the drivers of total revenue. In the Company’s press releases, earnings calls, investor slides and presentations at investor conferences, the Company does not report amounts at a level disaggregated below Marketplace and Services revenues.

Other information used to evaluate performance or resource allocation
The Company noted no other information, aside from the information discussed above, used to evaluate performance or resource allocation.

In determining the Company’s disaggregation disclosure of revenue, the Company also considered ASC 606-10-55-89 to 91 and evaluated each potential category by which the Company could disaggregate revenue. When evaluating the potential categories into which to disaggregate revenue, both “Type of good or service” and “Timing of transfer of goods/services” indicated that Marketplace and Service revenue are the appropriate disaggregation categories, and the other categories do not have meaningful distinction within the structure of the Company’s business and revenue generation.

As such, the Company has concluded that the disaggregation of revenue solely into Marketplace and Services is the most appropriate to comply with ASC 606.

*****

Should you have any additional questions or comments, please contact me at rglaser@etsy.com or Jill Simeone, our General Counsel, at jsimeone@etsy.com.

Sincerely,

ETSY, INC.

_/s/ Rachel Glaser_______________
Name: Rachel Glaser
Title:    Chief Financial Officer

cc: Jill Simeone